

May 10, 2011

Harold A. Hurwitz
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **Re:** **Pro-Dex, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-14942**

Dear Mr. Hurwitz:

We have reviewed your response dated May 6, 2011 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2010, Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended September 30, and December 31, 2010

1. Please note that amendments filed pursuant to Rule 12B-15 must set forth the complete text of each item as amended and not just the amended portions. For example, if you amend Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, then you should include the complete text of that item. Please amend your Form 10-K and Forms 10-Q to comply.

2. We note that you are required to amend your Form 10-K to correct Item 8, Financial Statements and Supplementary Data and your Forms 10-Q to correct Item 1, Financial Statements. As such, please include the certifications required by Item 601(B)(32) of Regulation S-K in your amendments. Refer to Rule 12B-15 and Rule 13a-14(b) or 15d-14(b) which requires that each periodic report containing financial statements filed by an issuer pursuant to Section 13(a) of the Act must be accompanied by the certifications.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant